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Exhibit 20.1

Company contact:                                  OTC Bulletin Board:  DNTK
Kathy Dimitropoulos...(847) 358-4406 ext. 1217    http://www.dauphintech.com
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FOR IMMEDIATE RELEASE
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               DAUPHIN COMPLETES SUNCOAST AUTOMATION ACQUISITION


Palatine, IL July 10, 2001 Dauphin Technology Inc. (OTC.BB: DNTK) announced today that it has completed the acquisition to purchase all the assets of Suncoast Automation, a subsidiary of ProtoSource. (NASDAQ: PSCO) Suncoast, a Florida-based provider of private, interactive cable systems, currently has nearly 4,000 units under long-term, 7-15 year, contracts to provide a bundled package of basic cable TV, premium programming, video games and high-speed Internet access to the extended stay hospitality industry. Terms of the transaction were not disclosed.

"The purchase of Suncoast Automation by Dauphin is the single best thing to happen for Suncoast since its inception," commented Mark Blanchard, Suncoast's Vice President and General Manager. "The combined resources of both companies make Suncoast a real player in the industry. Our organization is ecstatic over this opportunity."

"Consistent with our strategy to aggressively pursue the hospitality marketplace, we completed the Suncoast acquisition rather quickly," stated Christopher Geier, Dauphin's Executive Vice President. "Not only are we excited to move set-top boxes through this channel, Suncoast has developed an innovative, compelling revenue model whereby property owners receive recurring revenues from additional programming fees and high speed Internet access. With the units already under contract and several pending contracts, the Suncoast division is projecting a $4 million run rate by year's end with a run rate of over $23 million and EBITDA of $11 million for 2002," he continued.

About Dauphin Technology, Inc.
Dauphin Technology, Inc., a Palatine, Illinois based technology company with facilities in McHenry, Illinois, and Schaumburg, Illinois, develops and markets broadband communication products and hand-held, pen based computers.

About ProtoSource Corporation
ProtoSource Corporation (NASDAQ: PSCO; PSCOW; PSCOZ), a full-service, publicly traded, Internet solutions provider, is committed to delivering outstanding service and support to its customers, community, employees and shareholders. Through its Fresno-based, psnw.com division, it offers business and residential DSL, Web site design, development and hosting and outsourced technical support for Internet Service Providers (ISPs).

Certain matters discussed in this news release are forward-looking statements involving certain risks and uncertainties including, without limitations, changes in product demand, the availability of products, change in competition, economic conditions, various risks due to changes in market conditions and other risks detailed in the Company's Securities and Exchange Commission filings and reports.